GUARDIAN VARIABLE PRODUCTS TRUST
10 Hudson Yards
New York, NY 10001

June 26, 2020

VIA EDGAR

Ms. Jeha Han

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Guardian Variable Products Trust (the “Trust”) File Nos. 333-210205; 811-23148

Dear Ms. Han:

On behalf of the Trust, this letter responds to the comments on the preliminary proxy statement filed by the Trust on EDGAR on June 8, 2020 (the “Proxy Statement”) that were provided to me by telephone on June 17, 2020 by the staff of the Securities and Exchange Commission (“Commission”). Set forth below are the staff’s comments and the Trust’s responses. We note that any capitalized terms not defined herein have the same definition provided in the Proxy Statement.

1. Comment: In the letter to Contract Owners, please briefly summarize the proposals for the Special Meeting of Shareholders.

Response: The Trust respectfully declines to make the requested change in response to this comment. The Trust believes that because the Proposals appear on the next page immediately following the cover letter, they are easily accessible to Contract Owners.

2. Comment: In the Notice of the Special Meeting of Shareholders (the “Notice”), please clarify that GIAC as the legal owner of the shares will vote the shares on each proposal in accordance with voting instructions provided by contract owners via “pass-through” voting.

Response: The Trust has revised the Notice in response to this comment.

3. Comment: Consider presenting the disclosure in the Proxy Statement in Q&A format or use headings and/or bullet points to increase readability.

Response: The Trust respectfully declines to revise the Proxy Statement in response to this comment because the Trust believes that the format and presentation is sufficiently clear and uses the Q&A format and bullets where appropriate.

4. Comment: Please clarify which Funds will vote on each proposal and consider using a tabular format.

Response: The Trust has revised the Proxy Statement to make this information more prominent.

5. Comment: Please clarify that each series will vote separately on Proposal 1 with respect to the approval of the Manager-of-Managers Order.

Response: The Trust has revised the Proxy Statement in response to this comment.

6. Comment: Please add disclosure as to whether the Proposals seek to change any fees under the Contracts.

Response: The Trust has revised the Proxy Statement in response to this comment.

7. Comment: Please remove duplicative defined terms in the Proxy Statement that were previously defined in the Notice.

Response: The Trust respectfully declines to revise the Proxy Statement in response to this comment because it believes that the use of defined terms in this context improves the clarity of the disclosure.

8. Comment: Please clarify whether the Manager-of-Managers Order referred to in the second paragraph of Proposal One is the order received in 2017 and add a citation to the Notice and Order.

Response: The Trust has revised the Proxy Statement in response to this comment.

9. Comment: Please redefine the defined term “Order” to specifically refer to the Manager-of-Managers Order.

Response: The Trust has revised the Proxy Statement in response to this comment.

10. Comment: Please clarify whether these Funds are subject to the referenced Substitution Orders and that shareholders are not being asked to vote on the substitutions.

Response: The Trust has revised the Proxy Statement to clarify that shareholders are not being asked to vote on the substitutions. The subject Funds are each part of a Substitution Order and have received assets in a substitution, therefore, in accordance with the terms of the respective Substitution Orders, they are required to obtain shareholder approval before relying on the manager-of-managers order. It is possible that these Funds may be part of a future substitution order and may receive additional substitution assets. In that case, the Funds would be subject to the terms of such future substitution order, the terms of which may require shareholder re-approval of the manager-of-managers order.

11. Comment: Please clarify whether approval at this Special Meeting of Shareholders of Proposal One with respect to the manager-of-managers structure will exempt the Funds from needing to receive approval in the future, despite the terms of the Substitution Order.

Response: Please refer to the Trust’s response to Comment 10.

12. Comment: Please clarify or use defined terms in lieu of “such” in the last two sentences of the first full paragraph on page 7 of the Proxy Statement.

Response: The Trust has revised the Proxy Statement in response to this comment.

13. Comment: Under the heading “What is the Anticipated Change of Control Event?” please streamline the disclosure related to the description of the Transaction that is not relevant to Contract Owners.

Response: The Trust respectfully declines to revise the Proxy Statement in response to this comment because the Trust believes the disclosure appropriately describes the Transaction.

14. Comment: Under the heading “Impact on the Investment Sub-Advisory Services Provided to your Fund(s)” please confirm whether the Funds will be in compliance with the safe harbor provisions of Section 15(f) of the 1940 Act with respect to approval of the sub-advisory agreement.

Response: The Trust respectfully declines to add disclosure regarding the potential availability of the Section 15(f) safe harbor in connection with the Transaction. The safe harbor provision of Section 15(f) of the 1940 Act permits an adviser to a fund or any affiliated person of such adviser to receive “any amount or benefit” in connection with a sale of interests in the adviser that causes the assignment of the adviser’s contract with the fund provided certain condition are met, including that no “unfair burden” is imposed on the relevant fund as a result of the sale during the two-year period following the sale.

Neither the Trust nor PAIA have entered into any agreement with ClearBridge or any of its affiliates with regard to the conditions of Section 15(f). Moreover, neither the Trust nor PAIA is aware of whether ClearBridge or its affiliates would intend to seek to avail themselves of the safe harbor in the event of any legal proceedings associated with the Transaction. However, the Trust notes that the Proxy Statement discloses that the material terms of the Proposed Sub-Advisory Agreement are identical to those of the Current Sub-Advisory Agreement, including with respect to the sub-advisory fee payable by PAIA to ClearBridge Investments, LLC, and that Proposal Two would not result in a change in any fee payable by Guardian Large Cap Fundamental Growth VIP Fund or Guardian Small Cap Core VIP Fund.

15. Comment: Please use consistent defined terms when describing a “Change of Control Event.”

Response: The Trust has revised the Proxy Statement in response to this comment.

16. Comment: Please clarify what you mean by the “first Change of Control Event” referenced in the fourth paragraph under the heading “Impact on the Investment Sub-Advisory Services Provided to your Fund(s).”

Response: The Trust has revised the Proxy Statement in response to this comment.

17. Comment: In the discussion of the Interim Sub-Advisory Agreement, please confirm whether the Board of Trustees intends to hold a subsequent meeting of shareholders if the shareholders of the Special Meeting do not approve the Proposed Sub-Advisory Agreement.

Response: The Trust respectfully declines to revise the Proxy Statement in response to this comment. The Proxy Statement indicates that if shareholders do not approve the Proposed Sub-Advisory Agreement, the Board will consider what further action to take consistent with its fiduciary duties, which may include negotiating a new sub-advisory agreement with a different sub-adviser, subject to shareholder approval if required.

18. Comment: Pursuant to Item 22(c)(1)(iii) of Schedule 14A, disclose the aggregate amount of sub-advisory fees and the amount and purpose of any other material payments made by a Fund or the Manager to the Sub-adviser during the last fiscal year.

Response: The requested disclosure appears on page C-2 of the Proxy Statement.

19. Comment: Please supplementally confirm that you will comply with the SEC staff guidance issued on April 7, 2020 with respect to virtual meetings held due to the COVID-19 pandemic.

Response: The Trust confirms that it will comply with this SEC staff guidance.

20. Comment: Please confirm that the Contract Owners will receive separate Voting Instruction Cards with respect to each Fund in order to provide voting instructions for each proposal that relates to each Fund in which they hold an interest.

Response: Each Voting Instruction Card will be tailored to each Contract Owner’s specific Fund holdings and the proposals that relate to each such Fund.

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (212) 598-1297 or Corey Rose of Dechert LLP at (202) 261-3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Kathleen M. Moynihan

Kathleen M. Moynihan
Senior Counsel

Copy to:	Richard T. Potter Corey F. Rose, Dechert LLP

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